SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                       Freeport-McMoRan Copper & Gold Inc.
                                 (Name of Issuer)

           Gold-Denominated Preferred Stock, Par Value $0.10 per share
                          (Title of Class of Securities)

                                    35671D600
                                  (Cusip Number)

                                  June 09, 1999
             (Date of Event which Requires Filing of this Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     / / Rule 13d-1(b)
     /X/ Rule 13d-1(c)
     / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     None of the Reporting Persons beneficially own any shares of the Stock.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /

11.  Percent of Class Represented by Amount in Row (9): 0.0%


12.  Type of Reporting Person: 00 - Trust

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /


11.  Percent of Class Represented by Amount in Row (9): 0.0%


12.  Type of Reporting Person: 00 - Trust

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Citizenship or Place of Organization: USA


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /

11.  Percent of Class Represented by Amount in Row (9):  0.0%


12.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated July 9, 1998, as amended by Amendment No. 1 dated February 5, 1999 (the "Schedule 13G"), relating to the Depositary Shares. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the
Schedule 13G.

Item 4.        Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a)  -  (b)

     None of the Reporting Persons beneficially own any shares of the Stock.

     (c)

     None of the Reporting Persons have the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

        Item 5 is hereby amended and restated in its entirety as follows:

       The Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Stock on June 9, 1999.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED: June 11, 1999



                                     By:  /s/ W. R. Cotham
                                           W. R. Cotham,
                                           Attorney-in-Fact for:

                                           THE BASS MANAGEMENT TRUST (1)
                                           SID R. BASS MANAGEMENT TRUST (2)
                                           LEE M. BASS (3)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney authorizing W. R. Cotham, Mark L. Hart, Jr., and William P. Hallman, Jr. to act on behalf of The Bass Management Trust, the Sid R. Bass Management Trust and Lee M. Bass previously filed.